UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

Adjournment of Annual Meeting of Shareholders held on December 8, 2022

This current report on Form 6-K was submitted in connection with the adjournment of the annual meeting of shareholders (the “AGM”) held by Tantech Holdings Ltd (the “Company”) on December 8, 2022, at 10:00 A.M., Beijing time (9:00 P.M. ET on December 7, 2022). The AGM was convened to consider proposals (the “Proposals”), including the ratification of the auditor and election of directors, presented in the Notice of Annual Meeting of Shareholders dated November 22, 2022. The Notice of Annual Meeting of Shareholders is also available on the Company’s website at http://ir.tantech.cn/Proxy-Filings.

The AGM was adjourned by the Company due to the low voting rate of the Company’s common shares. The Company’s Articles of Association provides, at Section 7.12, that “A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. ” Members holding less than an aggregate of one-third in nominal value of the total issued voting shares in the Company were present. Therefore, a quorum was not present. Accordingly, the Company adjourned the AGM.

The Company will reconvene the AGM to decide on the Proposals on December 15, 2022, at 10:00 A.M., Beijing time (9:00 P.M. ET on December 14, 2022), as determined by the board of directors of the Company. Proxies which have been received would remain valid for the adjourned AGM. Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on November 7, 2022 are entitled to attend the adjourned AGM. Shareholders who wish, but have not yet, cast their votes may do so by returning the Form of Proxy for Annual Meeting of Shareholders distributed in connection with the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: December 13, 2022	By:	/s/ Wangfeng Yan
		Name:	Wangfeng Yan
		Title:	Chief Executive Officer